Exhibit (a)(5)(ii)

Salesforce.com Commences Cash Tender Offer for All Shares of ExactTarget

San Francisco, Calif.—June 12, 2013—Salesforce.com (NYSE: CRM), the world’s #1 CRM platform (http://www.salesforce.com/), today announced it has commenced the previously-announced tender offer for all of the outstanding shares of common stock of ExactTarget (NYSE: ET) at a price of $33.75 per share in cash, net to seller in cash without interest and less any applicable withholding taxes.

The tender offer is being made pursuant to the acquisition agreement dated as of June 3, 2013 that was unanimously approved by the Boards of Directors of both companies. The tender offer is scheduled to expire at midnight New York City Time, on July 10, 2013 (which is the end of the day on July 10, 2013), unless extended or earlier terminated, in each case pursuant to the terms of the acquisition agreement. Following the successful completion of the tender offer and the satisfaction or waiver of all conditions set forth in the acquisition agreement, salesforce.com intends to merge a wholly owned subsidiary with and into ExactTarget, with ExactTarget surviving, which we refer to as the “merger.” After the merger, ExactTarget stockholders, other than stockholders who have properly and validly exercised their statutory rights of appraisal under Delaware law, will be entitled to receive an amount in cash equal to $33.75 per share of ExactTarget common stock net to the stockholder in cash without interest and less any applicable withholding taxes.

The transaction is subject to customary closing conditions, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as the valid tender of more than fifty percent (50%) of the outstanding shares of ExactTarget common stock.

Salesforce.com is filing with the Securities and Exchange Commission (“SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, ExactTarget is filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the ExactTarget Board of Directors that ExactTarget stockholders tender their shares into the tender offer and, if required by applicable law, vote to adopt the acquisition agreement.

The Information Agent for the tender offer is MacKenzie Partners, Inc. The tender offer documents may be obtained at no charge by directing a request to the Information Agent by calling (212) 929-5500 (call collect) or (800) 322-2885 (toll free).

About ExactTarget

ExactTarget is a leading global provider of cross-channel digital marketing software-as-a-service solutions that empower organizations of all sizes to communicate with their customers through email, mobile, social media, web and marketing automation. ExactTarget’s suite of integrated applications enables marketers to plan, automate, deliver and optimize data-driven digital marketing and real-time communications to drive customer engagement, increase sales and improve return on marketing investment. Headquartered in Indianapolis, Indiana with offices in Asia, Australia, Europe, North America and South America, ExactTarget trades on the New York Stock Exchange under the ticker symbol “ET.” For more information, visit www.ExactTarget.com.

About salesforce.com

Salesforce is the world’s largest provider of customer relationship management (CRM) software. For more information about Salesforce.com (NYSE: CRM), visit: www.salesforce.com.

Salesforce.com has headquarters in San Francisco, with offices in Europe and Asia, and trades on the New York Stock Exchange under the ticker symbol “CRM.” For more information please visit http://salesforce.com, or call 1-800-NO-SOFTWARE.

This document contains forward-looking statements with respect to the tender offer and related transactions and expectations with respect to the closing of the tender offer and related transactions. When used in this press release, the words “scheduled,” “will,” “intends,” “expects,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of ExactTarget’s stockholders may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. Salesforce.com does not assume any obligation to update any forward looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: costs related to the proposed transaction, the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that salesforce.com’s and ExactTarget’s respective businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors which could affect the company’s financial results is provided in documents filed by salesforce.com with the U.S. Securities and Exchange Commission.